Exhibit 2

ASX Release 3 FEBRUARY 2022 Westpac 1Q22 Update 1 Westpac today announced an unaudited statutory net profit of $1.82bn for the quarter ended 31 December 2021 (1Q22) up 80% on the quarterly average for 2H21. Key points (all numbers compare 1Q22 to the quarterly average for 2H21)  Unaudited cash earnings of $1.58bn were up 74%, excluding notable items, up 1%.  Lending up $5bn or 0.7% over 1Q22 across institutional, mortgages and in New Zealand.  Net interest margin 1.91%, down 8 basis points (bps) due to competition and higher liquid assets.  Expenses of $2.70bn were down 26%, excluding notable items, down 7%.  Impairment charge of $118m, mostly from increased provision overlays reflecting continuing COVID-19 related uncertainty.  Asset quality metrics continue to improve.  Strong common equity tier 1 capital ratio of 12.2%. The 1% rise in 1Q22 cash earnings (excluding notable items) relative to the 2H21 quarterly average primarily reflects lower expenses, and a strong contribution from Treasury and Markets. The rise was partly offset by lower net interest margins, a turnaround in impairment charges (from a benefit to a charge) and the absence of revenue from businesses sold, particularly insurance. Westpac CFO, Michael Rowland, said: “We have made a sound start to the year and we are seeing the cost benefits of our simplification programs. The environment however remains highly competitive, and we continue to see pressure on margins. “Given this, we are bringing forward our simplification plans and changing our operating structure to improve efficiency and move more of our people closer to the customers they support.” Changes in our operating structure are outlined in a separate ASX release. Our 1Q22 Update Pack (released separately) provides further detail on earnings, asset quality and capital. 1 All profit and loss numbers are on a cash earnings basis unless otherwise indicated Level 18, 275 Kent Street Sydney, NSW, 2000

2 Unaudited Cash Earnings ($m) 2H21 Qtr Ave 1Q22 % Change % Change excl. notable items Net interest income 4,123 4,182 1 2 Non-interest income 997 929 (7) (6) Total operating income 5,120 5,111 (0) (1) Expenses (3,651) (2,697) (26) (7) Core earnings 1,46 9 2,414 64 10 Impairment (charge)/benefit 109 (118) Large Large Tax and Non-controlling interests (670) (712) 6% (2) Cash earnings 90 8 1,584 74% 1% Notable items (659) 4 Large Cash earnings excl notable items 1,56 7 1,580 1% Statutory Net Profit 1,008 1,815 80% Over 1Q22, total loans increased 0.7% with growth across Australian mortgages, institutional lending and New Zealand lending. This increase was partly offset by a reduction in loans of around $1bn from the sale of our wholesale vehicle dealer book announced in December 2021, and from the appreciation in the $A relative to the $NZ. Total average interest earning asset growth was 5%, boosted by around $29bn of additional liquid assets to support the rundown in the Committed Liquidity Facility (CLF). We expect the increase in liquid assets needed to offset the rundown in the CLF to be largely complete by the end of March 2022. Deposit growth has remained strong, and we raised $12bn of term wholesale funding in 1Q22. The net interest margin for 1Q22 was 1.91%, down 8bps from the 2H21 margin of 1.99%. The main reasons for this decrease were the rise in the holdings of liquid assets along with competitive pressure in mortgage and business lending and the continuing growth in lower spread fixed rate mortgages. Given these competitive pressures, net interest margins are expected to decline further through FY22. Non-interest income was lower over the quarter, mostly from the sale of our General Insurance and Lenders Mortgage Insurance businesses in 2021 (reducing income by ~$58m). These declines were partly offset by a higher contribution from banking, and the financial markets business, with increased customer activity flowing from higher market volatility. The $191m decline in expenses (excluding notable items) in 1Q22 reflected the expected results of our cost reset program, including from reducing headcount (FTE and third-party contractors) by more than 1,100. These declines were despite further investment in the franchise and our ongoing programs to improve the management of risk. As indicated at the Group’s FY21 results, costs (excluding notable items) are expected to be lower in FY22 and decline further through the year, including from the organisational simplification also announced today. The Group remains committed to its $8bn cost target by FY24. Asset quality continued to improve over 1Q22 with the majority of credit metrics improving. Stressed assets as a proportion of total committed exposures were down 21bps to 1.15% and mortgage delinquencies were lower. While some customers continue to find conditions difficult during this COVID-19 wave, this has not translated to observed new stress in the portfolio. Nevertheless, given continuing uncertainties of COVID-19 including current supply chain disruptions and reduced activity in certain sectors we considered it prudent to increase provisions through new overlays and from applying a higher weighting to the downside economic scenario in our provisioning models. These decisions increased provisions by $551m contributing to an overall impairment charge of $118m for 1Q22.

3 Capital The Group’s balance sheet remains strong with a common equity tier 1 capital ratio of 12.2%, comfortably above APRA’s new 10.25% benchmark for the major banks. The Group’s current off-market buy-back (scheduled to close on 11 February) is targeting a reduction of up to $3.5bn in capital which, if achieved in full, would reduce the Group’s CET1 capital ratio by around 80 bps (based on September 2021 risk weighted assets). Should there not be sufficient demand for the off-market buy-back we plan to commence an on-market buy-back to complete the $3.5bn reduction in capital, subject to market conditions and approvals. Ends. For further information: Hayden Cooper Andrew Bowden Group Head of Media Relations Head of Investor Relations 0402 393 619 0438 284 863 This document has been authorised for release by Tim Hartin, Company Secretary.